Exhibit 99.3

Global Ship Lease Declares Quarterly Dividend on its 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares
March 10, 2022
LONDON, March 10, 2022 (GLOBE NEWSWIRE) -- Global Ship Lease, Inc. (NYSE:GSL) (the “Company”) announced today that the Company’s Board of Directors has declared a cash dividend of $0.546875 per depositary share, each representing a 1/100th interest in a share of its 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”) (NYSE:GSLPrB). The dividend represents payment for the period from January 1, 2022 to March 31, 2022 and will be paid on April 1, 2022 to all Series B Preferred Shareholders of record as of March 25, 2022.
About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York Stock Exchange in August 2008.
As at March 1, 2022, Global Ship Lease owned 65 containerships, ranging from 1,118 to 11,040 TEU, with an aggregate capacity of 342,348 TEU. 32 ships are wide-beam Post-Panamax.
Adjusted to include all charters agreed, and ships contracted to be purchased, up to March 1, 2022, the average remaining term of the Company’s charters as at December 31, 2021, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.6 years on a TEU-weighted basis. Contracted revenue on the same basis was $1.79 billion. Contracted revenue was $2.04 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.3 years.
Safe Harbor Statement
This press release contains forward-looking statements. Forward-looking statements provide the Company's current expectations or forecasts of future events. Forward-looking statements include statements about the Company's expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," "project," "will" or similar words or phrases, or the negatives of those words or phrases, may identify forwardlooking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in "Risk Factors" in the Company's Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.
Investor and Media Contact:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438
Global Ship Lease Inc.